BCLS Acquisition Corp.

200 Clarendon Street

Boston, MA 02116

October 5, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Geoff Kruczek

Re:	BCLS Acquisition Corp.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed on October 2, 2020
File No. 333-249284

Ladies and Gentlemen:

This letter sets forth a response of BCLS Acquisition Corp. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 2, 2020, with respect to the Registration Statement on Form S-1 that was confidentially submitted on September 17, 2020.

DRS filed September 17, 2020

General

1.

Staff’s comment: It appears you are not offering units and warrants in connection with this SPAC IPO. Please tell us why the structure of this offering deviates from that which we have seen in the majority of SPAC IPOs to date and how this deviation affects the participation and interests of the sponsor at the time of the business combination transaction.

Response: The Company acknowledges the Staff’s comment and notes that it is not offering warrants to the public shareholders in the offering, nor is it providing the Sponsor with warrants in connection with any private placement. This structure is the same as other recent SPACs that are focused on life science companies. We understand from conversations with investors in the industry that the investors interested in life sciences SPACs, such as ours, tend to be long term investors with a genuine interest in the science and discovery of their investments. As a result, we believe these investors remain interested in the early opportunity to invest in an emerging company through a well-managed SPAC vehicle, regardless of whether warrants are offered. Because of the variation in our offering from the units offered across the SPAC market, we have included prominent disclosure that we are not offering warrants to the public shareholders in this transaction. This disclosure is included on the prospectus cover and on pages 11, 13 and 95 of the Registration Statement.

We also believe that this structure is more attractive to target companies, especially to target companies in the industry, since entering into a business combination with a SPAC that hasn’t issued warrants creates less dilution for their investors. Consistent with the securities being offered to the public shareholders, our sponsor will be purchasing ordinary shares, the proceeds of which will be used to pay for the expenses of this offering and to fund working capital. These ordinary shares will have some value regardless of the performance of the company we acquire but will have far less of a dilutive effect than if the sponsor were to purchase warrants to fund these amounts.

Finally, we believe that the fact that both the sponsor and the SPAC’s public investors purchase the same type of securities ensures that the interests of the sponsor and the public investors are aligned at the time of the initial public offering of the SPAC as well as at the time of the SPAC’s business combination.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Sophia Hudson at (212) 446-4750 of Kirkland & Ellis LLP.

Sincerely,

/s/ Jeffrey Schwartz

Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Sophia Hudson

Kirkland & Ellis LLP